FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 March 2012

HSBC ANNOUNCES INTENTION TO EXIT SLOVAKIA

HSBC Bank plc, a wholly-owned subsidiary of HSBC Holdings plc, announces that following a strategic review it will exit its operations in Slovakia. The decision is a direct result of the continuing five-filter portfolio review, as announced at the HSBC Investor Day in May 2011.

HSBC Bank plc, Slovakia will cease to undertake new business with immediate effect. It will, however, continue to provide full banking services to existing clients in line with contractual obligations until closure and work closely with them to minimise disruption. Full closure of operations in Slovakia is expected to be complete by the end of the third quarter 2012.

Brian Robertson, Chief Executive HSBC Bank plc, said: "We continue to make progress in sharpening our capital discipline, by refocusing our European operations on businesses where we can deliver sustainable profits and growth."

Media enquiries to Brendan McNamara on +44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                Date: 27 March 2012